Exhibit 1

NXP Semiconductors Announces Agreement to Sell RF Power Business

Eindhoven, Netherlands, May 28, 2015 - NXP Semiconductors N.V. (NASDAQ: NXPI) today announced an agreement that will facilitate the sale of its RF Power business to Jianguang Asset Management Co. Ltd (“JAC Capital”). Under the terms of the agreement JAC Capital will pay $1.8 billion for the business.

The NXP RF Power business is one of the market leaders in high performance RF power amplifiers primarily focused on the cellular basestation market, but with potential future growth applications in the areas of industrial lighting, next generation cooking and automotive electronic ignition systems.

“The creation of a new company focused on the RF power amplifier market is a ground breaking transaction for JAC Capital and a great deal for our customers. Although we would have expected a higher valuation in a regular disposal, JAC Capital’s ability to support continued growth and development of the business and its ability to sign and close a transaction rapidly was a key factor in enabling the best outcome for our customers and shareholders, as well as supporting the closure of the merger with Freescale Semiconductor” said Richard Clemmer, NXP Chief Executive Officer.

“We are happy to reach an agreement to acquire the RF Power business from NXP with its strong team and established technology. We will keep on increasing investment in R&D, manufacturing and customer service of the new company to strengthen its market position. JAC Capital and its shareholders will also help the new company to maintain fast and stable growth through our network of worldwide financial institutions, industrial leaders and JAC Capital’s management team with many years of experience in the semiconductor and telecom industry” said Brighten Li, Chairman of JAC Capital Investment Evaluation Committee.

Under the agreement, the entire scope of the NXP RF Power business and approximately 2,000 NXP employees who are primarilyengaged globally in the RF Power business, including its entire management team, are to be transferred to an independent company incorporated in the Netherlands, which will be 100% acquired by JAC Capital upon closing of the transaction. Additionally, all relevant patents and intellectual property associated with the RF Power business will be transferred in the sale, as well the NXP back-end manufacturing operation in the Philippines that is focused on advanced package, test and assembly of RF Power products.

The transaction, including the entry into and the terms of the definitive agreements and the approval of JAC Capital as the acquirer are subject to review and approval by the US Federal Trade Commission, the European Commission, MOFCOM and other agencies in connection with their review of NXP’s proposed acquisition of Freescale Semiconductor, Ltd. (NYSE: FSL).

NXP and JAC Capital expect the sale to close within the second half of 2015, pending required regulatory approval and employee representative consultations. NXP anticipates the sale of its RF Power business to be dilutive to earnings on a stand-alone basis in the fourth quarter 2015 and 2016. Proceeds from the sale of the RF Power business will be used to partly fund the previously announced acquisition of Freescale Semiconductor, Ltd. .

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in high-performance mixed-signal electronics, NXP is driving innovation in the areas of connected cars, cyber security, portables & wearables, and the Internet of Things. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com

About Jianguang Asset Management Co. Ltd. (JAC Capital)

Beijing Jianguang Asset Management Co., LTD. (“JAC Capital”) is a subsidiary of JIC Capital which is a state-owned investment company. JAC Capital was established for the purpose of investing in the high tech industry including semiconductor, information technology, networking, data service, cloud computing and telecommunications. By taking advantage of the abundant resources of its shareholders in the international financial market, JAC Capital partners with industrial leaders in various sectors make investments in the focused high tech industry and the global semiconductors market to support its continuous development.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

2